Form 1-A/A

RECEIVED

APR 0 5 2005

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANI~

DOCTORS PHARMACEUTICAL CORPORATION

39 South LaSalle Street . Suite 1015 . Chicago, Illinois 60603

(312) 782-2274
(312) 782-2320

April 5, 2005

05050065

United States Securities
and Exchange Commission
Washington, D.C. 20549

Re: Doctors Pharmaceutical Corporation
Your File No. 2410108

PROCESSED

APR 1 1 2005

THOMSON
FINANCIAL

Attn: Mark Karney

Dear Mr. Karney,

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Doctors Pharmaceutical Corporation

Althastine Bryant

By: Althastine Bryant, Pres.